                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549








                                    FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the Plan Year Ended December 31, 1997






                           Commission File No: 1-9223







                        SERVICE MERCHANDISE COMPANY, INC.
                           SAVINGS AND INVESTMENT PLAN









                        SERVICE MERCHANDISE COMPANY, INC.
                 P.O. Box 24600, Nashville, Tennessee 37202-4600
                                (mailing address)
           7100 Service Merchandise Drive, Brentwood, Tennessee 37027
                     (address of principal executive office)

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
----------------------------------------------------------------------------------------------------------------------
                                                                                                                 Page


INDEPENDENT AUDITORS' REPORT                                                                                       3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
   DECEMBER 31, 1997 AND 1996:

   Statements of Net Assets Available for Benefits                                                                 4

   Statements of Changes in Net Assets Available for Benefits                                                      5

   Notes to Financial Statements                                                                                6 - 13

   Signatures                                                                                                     14

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
   DECEMBER 31, 1997:

   Schedule I - Line 27a - Schedule of Assets Held for Investment Purposes                                        15

   Schedule II - Line 27d - Schedule of Reportable Transactions                                                   16

CONSENT:

   Indepentent Auditor's Consent (Exhibit 23)                                                                     17



NOTE:  Other schedules not included have been omitted as they are not applicable.

INDEPENDENT AUDITORS' REPORT


Employee Benefits Committee
Service Merchandise Company, Inc.
  Savings and Investment Plan
Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Service Merchandise Company, Inc. Savings and Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP
Nashville, Tennessee
May 29, 1998

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
------------------------------------------------------------------------------------------------------------------------
                                                                                            1997                1996
ASSETS:
  Investments, at fair value:
    Shares of registered investment companies                                           $ 70,327,287       $ 64,198,400
    Shares of Service Merchandise Company, Inc. common
      stock                                                                                5,584,762         10,652,422
    Participant notes receivable                                                           4,593,367          4,652,118
                                                                                        ------------       ------------
        Total investments                                                                 80,505,416         79,502,940
                                                                                        ------------       ------------
  Receivables:
    Participants' contributions                                                              156,353            180,750
    Employer's contributions                                                                  23,934             41,119
    Interest                                                                                   7,246              7,072
                                                                                        ------------       ------------
        Total receivables                                                                    187,533            228,941
                                                                                        ------------       ------------
            Total assets                                                                  80,692,949         79,731,881
                                                                                        ------------       ------------
LIABILITIES:
  Payable to participants                                                                    139,961            296,728
                                                                                        ------------       ------------
            Total liabilities                                                                139,961            296,728
                                                                                        ------------       ------------
NET ASSETS AVAILABLE FOR BENEFITS                                                       $ 80,552,988       $ 79,435,153
                                                                                        ============       ============

The accompanying notes are an integral part of these financial statements.

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996
------------------------------------------------------------------------------------------------------------------------
                                                                                              1997               1996
Additions to net assets attributed to:
  Investment income:
    Net (depreciation) appreciation in fair value of investments                        $   (464,883)      $    959,439
    Dividends and interest                                                                 6,206,632          4,283,561
                                                                                        -------------      ------------
                                                                                           5,741,749          5,243,000
                                                                                        -------------      ------------
  Contributions:
    Participants'                                                                          8,410,519          9,199,404
    Employer's                                                                             1,216,103          2,085,164
                                                                                        -------------      ------------
                                                                                           9,626,622         11,284,568
                                                                                        -------------      ------------
        Total additions                                                                   15,368,371         16,527,568
                                                                                        -------------      ------------
Deductions from net assets attributed to:
  Benefits paid to participants                                                           14,079,225         11,544,952
  Administrative expenses                                                                    171,311                 -
                                                                                        -------------      ------------
        Total deductions                                                                  14,250,536         11,544,952
                                                                                        -------------      ------------
Net increase                                                                               1,117,835          4,982,616

Net assets available for benefits:
  Beginning of year                                                                       79,435,153         74,452,537
                                                                                        -------------      ------------
  End of year                                                                           $ 80,552,988       $ 79,435,153
                                                                                        =============      ============

The accompanying notes are an integral part of these financial statements.

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The Service Merchandise Company, Inc. Savings and Investment Plan (the "Plan") is a qualified defined contribution plan under section 401(a) and 401(k) of the Internal Revenue Code covering eligible associates of Service Merchandise Company, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      The following brief description of the Plan is intended to give a general summary of its principal provisions. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      Eligibility - All associates are eligible upon completing one year of qualified service, as defined in the Plan agreement, and reaching a minimum age of 21.

      Contributions - Associates may contribute through salary deferral from 1% to 15% of their annual pretax salary up to the maximum amount allowed by law. The Plan provides for a matching contribution to be made by the Company based on the ratio of "net profit," as defined, to net sales of the Company for the fiscal year corresponding with the previous Plan year. "Net profit" is defined as the Company's net profit 1) excluding any additional interest and expenses attributable to the Company's 1989 recapitalization and 2) excluding the provision for income taxes and any extraordinary items.

        Net Profit as a Percentage of Company
         Sales for Fiscal Year Corresponding                    Employer Match
          with Previous Plan Year                                 Percentage
        -------------------------------------                   --------------
                  0%                                                   0%
        Greater than 0% but less than 1%                              10%
           1% or more but less than 2%                                20%
           2% or more but less than 3%                                30%
           3% or more but less than 4%                                40%
                   4% or more                                         50%

      The Company's maximum matching contribution is limited to the first 6% of a participant's compensation, as defined in the Plan. In accordance with the aforementioned calculation, the Company's matching contribution was 20% and 30% for the 1997 and 1996 Plan years, respectively.

      Vesting - Participants are immediately 100% vested in all associate and Company contributions.

      Participant accounts - Each participant's account is credited with the participant's contribution and the Company's matching contribution. Plan earnings are allocated based on the participant's pro-rata share of each investment fund.

      Investment options - Under the Plan, participants have a variety of investment options available. The mutual fund options are proprietary products of T. Rowe Price, the investment manager and Plan trustee.

      Participants may invest their account in minimum whole increments of 1% in any of the following investment options:

         Service Merchandise Company, Inc. Common Stock consisting exclusively of the Company's registered common stock.

         New   Income   Fund    consisting    primarily   of    income-producing
         investment-grade debt securities.

         U.S.   Treasury  Fund   consisting   exclusively  of  short-term   U.S.
         government-backed securities, primarily U.S. Treasuries.

         Equity Income Fund consisting primarily of dividend-paying common stocks, with emphasis on established companies, with prospects for both increasing dividends and capital appreciation.

         Capital Appreciation Fund consisting of investments in common stocks believed by T. Rowe Price to be undervalued in relation to various measures, such as assets or earnings, and also investments in fixed income and other securities.

         Spectrum Growth Fund consisting of investments in primarily T. Rowe Price domestic stock funds and also in a T. Rowe Price foreign stock fund.

         Balanced Fund consisting of approximately 60% in common stocks and the balance in fixed income securities and cash reserves.

      Earnings from the funds, consisting primarily of interest and dividends, are automatically reinvested in their respective fund.

      At December 31, 1997, there were a total of 5,563 participants in the Plan. Employee participation, by fund, at December 31, 1997 was as follows:

             Service Merchandise Company, Inc.
              Common Stock                                       2,460
             New Income Fund                                     1,834
             U.S. Treasury Fund                                  2,374
             Equity Income Fund                                  2,927
             Capital Appreciation Fund                           1,492
             Spectrum Growth Fund                                1,978
             Balanced Fund                                       1,220

      Loans to participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their account balances. Loan transactions are treated as a transfer to
      (from) the investment fund and (from) to the Participant Loan Account. The loans are secured by the participant's account and bear interest at a rate on the date of loan origination which is comparable to the interest rate charged by lending institutions for loans made under similar circumstances as determined by the Plan trustee. Interest rates on outstanding participant loans range from 7.0% to 12.5% at December 31, 1997 and 1996. Principal and interest are paid ratably through weekly payroll deductions. Loan repayment periods generally range from one to five years. At December 31, 1997, 1,850 participants had loans outstanding from the Plan.

      Payment of benefits - Upon termination of employment prior to retirement, all participant balances less than $3,500 are distributed in a lump-sum amount. Balances $3,500 and above may, at the participant's option, be distributed in a lump-sum or held until retirement. Upon becoming permanently and totally disabled or upon normal retirement, the participant has the option of receiving his or her balance as a lump-sum, in installments, or as a combination. Distributions upon the death of a participant are paid in a lump-sum amount.

      As of December 31, 1997 and 1996, net assets available for benefits included $1,579,553 and $1,162,262, respectively, due to participants who have withdrawn from participation in the Plan.

2.    SUMMARY OF ACCOUNTING POLICIES

      Basis of accounting - The Plan's financial statements are prepared under the accrual method of accounting.

      Investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's common stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

      Payments of benefits - Benefits are recorded when paid.

      Net (depreciation) appreciation in fair value of investments includes both realized and unrealized (depreciation) appreciation.

      Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    FUND INFORMATION

      The net assets available for benefits as of December 31, 1997 and 1996 and changes in net assets available for benefits for the years ended December 31, 1997 and 1996 by investment option/fund are as follows:

NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
                            Service
                          Merchandise
                         Company, Inc.    New        U.S.       Equity     Capital    Spectrum
                            Common      Income     Treasury     Income   Appreciation  Growth    Balanced  Participant
                            Stock*       Fund*       Fund*       Fund*      Fund*      Fund*      Fund*      Loans*     Total
                           ---------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------
ASSETS:
 Investments, at
   fair value:
    Shares of registered
     investment companies  $        - $10,022,754 $14,764,122 $26,117,730 $5,610,575 $8,975,453 $4,836,653 $        - $70,327,287
    Shares of the Service
     Merchandise Company,
     Inc. common stock      5,584,762           -           -           -          -          -          -          -   5,584,762
    Participant notes
     receivable                     -           -           -           -          -          -          -  4,593,367   4,593,367
                           ---------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------
 Total investments          5,584,762  10,022,754  14,764,122  26,117,730  5,610,575  8,975,453  4,836,653  4,593,367  80,505,416

Receivables:
    Participants'
     contributions             20,248      16,072      25,049      43,345     15,246     24,898     11,495          -     156,353
    Employer's
     contributions              3,077       2,623       4,180       6,438      2,204      3,685      1,727          -      23,934
    Interest                    1,024         835       1,717       1,997        458        902        313          -       7,246
                           ---------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------
 Total receivables             24,349      19,530      30,946      51,780     17,908     29,485     13,535          -     187,533
                           ---------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------
    Total assets            5,609,111  10,042,284  14,795,068  26,169,510  5,628,483  9,004,938  4,850,188  4,593,367  80,692,949
                           ---------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------
LIABILITIES:
  Payable to participants      13,493       9,843       9,998      56,461     13,463     13,447     23,256          -     139,961
                           ---------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------
    Total liabilities          13,493       9,843       9,998      56,461     13,463     13,447     23,256          -     139,961
                           ---------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------
NET ASSETS AVAILABLE FOR
  BENEFITS                 $5,595,618 $10,032,441 $14,785,070 $26,113,049 $5,615,020 $8,991,491 $4,826,932 $4,593,367 $80,552,988
                           ========== =========== =========== =========== ========== ========== ========== ========== ===========

* Investments representing five percent or more of net assets available for benefits.

NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------
                             Service
                           Merchandise
                           Company, Inc.    New         U.S.      Equity     Capital    Spectrum
                              Common      Income     Treasury     Income   Appreciation  Growth   Balanced  Participant
                              Stock*       Fund*       Fund*       Fund*       Fund*      Fund*     Fund*      Loans*     Total
                           ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------
ASSETS:
  Investments, at
   fair value:
    Shares of registered
     investment companies  $         - $10,645,427 $16,459,504 $20,498,115 $5,064,041 $7,408,299 $4,123,014 $        - $64,198,400
    Shares of Service
     Merchandise Company,
     Inc. common stock      10,652,422           -           -           -          -          -          -          -  10,652,422
    Participant notes
     receivable                      -           -           -           -          -          -          -  4,652,118   4,652,118
                           ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------
  Total investments         10,652,422  10,645,427  16,459,504  20,498,115  5,064,041  7,408,299  4,123,014  4,652,118  79,502,940

  Receivables:
    Participants'
     contributions              29,931      20,766      32,661      42,028     16,940     26,059     12,365          -     180,750
    Employer's
     contributions               6,952       5,056       7,986       9,249      3,649      5,424      2,803          -      41,119
    Interest                     1,163         982       1,886       1,630        398        761        252          -       7,072
                           ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------
  Total receivables             38,046      26,804      42,533      52,907     20,987     32,244     15,420          -     228,941
                           ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------
    Total assets            10,690,468  10,672,231  16,502,037  20,551,022  5,085,028  7,440,543  4,138,434  4,652,118  79,731,881
                           ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------

LIABILITIES:
  Payable to participants       18,214      23,004      26,308     135,926     23,018     47,198     23,060          -     296,728
                           ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------
    Total liabilities           18,214      23,004      26,308     135,926     23,018     47,198     23,060          -     296,728
                           ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------
NET ASSETS AVAILABLE
  FOR BENEFITS             $10,672,254 $10,649,227 $16,475,729 $20,415,096 $5,062,010 $7,393,345 $4,115,374 $4,652,118 $79,435,153
                           =========== =========== =========== =========== ========== ========== ========== ========== ===========

*Investments representing five percent or more of net assets available for benefits.

CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
                          Service
                        Merchandise
                       Company, Inc.     New         U.S.       Equity       Capital     Spectrum
                           Common       Income     Treasury     Income    Appreciation    Growth     Balanced  Participant
                           Stock         Fund        Fund        Fund         Fund         Fund        Fund       Loans     Total
                       ------------- ----------- ------------ ----------- ------------ ----------- ---------- ----------- ---------
Additions to net assets
 attributed to:
  Investment income:
    Net (depreciation)
     appreciation in
     fair value of
     investments       $(5,101,424)$   188,146  $         -  $ 3,315,199  $  125,516  $  412,555  $  595,125  $       -  $ (464,883)
    Dividends and
     interest               59,055     744,756      854,227    2,684,733     712,905     946,129     204,827          -   6,206,632
                       ------------ ----------- ----------- ------------ ----------- ----------- ----------- ---------- -----------
                        (5,042,369)    932,902      854,227    5,999,932     838,421   1,358,684     799,952          -   5,741,749
  Contributions:
   Participants'         1,146,759     899,213    1,420,841    2,194,460     825,522   1,319,504     604,220          -   8,410,519
   Employer's              172,161     135,332      217,847      307,546     113,916     182,211      87,090          -   1,216,103
                       ------------ ----------- ----------- ------------ ----------- ----------- ----------- ---------- -----------
                         1,318,920   1,034,545    1,638,688    2,502,006     939,438   1,501,715     691,310          -   9,626,622
                       ------------ ----------- ----------- ------------ ----------- ----------- ----------- ---------- -----------
      Total additions   (3,723,449)  1,967,447    2,492,915    8,501,938   1,777,859   2,860,399   1,491,262          -  15,368,371
                       ------------ ----------- ----------- ------------ ----------- ----------- ----------- ---------- -----------
Deductions from net
 assets attributed to:
    Benefits paid to
     participants        1,067,767   1,835,741    2,936,024    3,860,137   1,181,907   1,549,403     826,613    821,633  14,079,225
    Administrative
     expenses               23,942      22,810       42,797       38,522      13,033      19,500      10,707          -     171,311
                       ------------ ----------- ------------ ------------ ----------- ----------- ----------- ---------- -----------
      Total deductions   1,091,709   1,858,551    2,978,821    3,898,659   1,194,940   1,568,903     837,320    821,633  14,250,536
                       ------------ ----------- ------------ ------------ ----------- ----------- ----------- ---------- -----------
Net increase (decrease)
 prior to interfund
 transfers              (4,815,158)    108,896     (485,906)   4,603,279     582,919   1,291,496     653,942   (821,633)  1,117,835

Interfund transfers       (261,478)   (725,682)  (1,204,753)   1,094,674     (29,909)    306,650      57,616    762,882           -
                       ------------ ----------- ------------ ------------ ----------- ----------- ----------- ---------- -----------
Net increase (decrease) (5,076,636)   (616,786)  (1,690,659)   5,697,953     553,010   1,598,146     711,558    (58,751)  1,117,835
                       ------------ ----------- ------------ ------------ ----------- ----------- ----------- ---------- -----------
Net assets available
 for benefits:
  Beginning of year     10,672,254  10,649,227   16,475,729   20,415,096   5,062,010   7,393,345   4,115,374  4,652,118  79,435,153
                       ----------- ------------ ------------ ------------ ----------- ----------- ----------- ---------- -----------
  End of year          $ 5,595,618 $10,032,441  $14,785,070  $26,113,049  $5,615,020  $8,991,491  $4,826,932 $4,593,367 $80,552,988
                       =========== ============ ============ ============ =========== =========== ========== ========== ============

CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
                            Service
                          Merchandise
                         Company, Inc.     New         U.S.        Equity    Capital    Spectrum
                             Common      Income      Treasury      Income  Appreciation  Growth    Balanced  Participant
                             Stock        Fund         Fund        Fund       Fund        Fund       Fund       Loans      Total
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------
Additions to net assets
 attributed to:
  Investment income:
   Net (depreciation)
    appreciation in
    fair value of
    investments          $(1,857,713) $  (495,459) $         -  $ 2,112,458 $  222,001 $  643,728 $  334,424 $        - $   959,439
   Dividends and interest     67,997      767,536      884,473    1,355,088    488,497    539,917    180,053          -   4,283,561
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------
                          (1,789,716)     272,077      884,473    3,467,546    710,498  1,183,645    514,477          -   5,243,000
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------
  Contributions:
   Participants'           1,678,170    1,112,283    1,754,562    2,002,591    851,086  1,165,768    634,944          -   9,199,404
   Employer's                389,071      261,368      414,128      446,818    180,879    252,374    140,526          -   2,085,164
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

                           2,067,241    1,373,651    2,168,690    2,449,409  1,031,965  1,418,142    775,470          -  11,284,568
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------
      Total additions        277,525    1,645,728    3,053,163    5,916,955  1,742,463  2,601,787  1,289,947          -  16,527,568
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

Deductions from net
 assets attributed to:
  Benefits paid to
   participants            1,839,846    1,625,131    2,590,727    2,345,021    765,105  1,215,832    558,071    605,219  11,544,952
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

      Total deductions     1,839,846    1,625,131    2,590,727    2,345,021    765,105  1,215,832    558,071    605,219  11,544,952
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

Net increase (decrease)
 prior to interfund
 transfers                (1,562,321)      20,597      462,436    3,571,934    977,358  1,385,955    731,876   (605,219)  4,982,616

Interfund transfers       (1,119,124)  (1,040,851)  (1,012,895)   1,045,351    119,816  1,118,714    199,177    689,812           -
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

Net increase (decrease)   (2,681,445)  (1,020,254)    (550,459)   4,617,285  1,097,174  2,504,669    931,053     84,593   4,982,616
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

Net assets available for
 benefits:
  Beginning of year       13,353,699   11,669,481   17,026,188   15,797,811  3,964,836  4,888,676  3,184,321  4,567,525  74,452,537
                         ------------ ------------ ------------ ----------- ---------- ---------- ---------- ---------- -----------

  End of year            $10,672,254  $10,649,227  $16,475,729  $20,415,096 $5,062,010 $7,393,345 $4,115,374 $4,652,118 $79,435,153
                         ============ ============ ============ =========== ========== ========== ========== ========== ===========

4.    RELATED PARTY TRANSACTIONS

      The Plan is administered by the Employee Benefit Plan Committee appointed by the Company's Board of Directors. T. Rowe Price of Baltimore, Maryland serves as trustee and investment manager. For the year ended December 31, 1996, trustee fees were paid directly by the Company. For the year ended December 31, 1997, the Employee Benefits Committee approved trustee fees to be paid directly by Plan participants and, therefore, these fees qualify as party-in-interest. Trustee fees paid by Plan participants amounted to $171,311 for the year ended December 31, 1997.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan assets will be distributed, if permissible, or transferred for the benefit of participants in relation to their vested account balances.

6.    TAX STATUS

      The Plan has received a determination letter indicating it is qualified under Section 401(a) and meets the additional requirements of section 401(k) of the Internal Revenue Code. The Plan is exempt from federal income tax under Section 501(a) of the Internal Revenue Code.

                                     ******

                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        SERVICE MERCHANDISE
                                        COMPANY, INC.


Date:   June 24, 1998                   /s/  C. Steven Moore
                                        --------------------------------
                                        C. Steven Moore
                                        Committee Member


Date:   June 24, 1998                   /s/  S. Cusano
                                        --------------------------------
                                        S. Cusano
                                        Committee Member


Date:   June 24, 1998                   /s/  Gary M. Witkin
                                        --------------------------------
                                        Gary M. Witkin
                                        Committee Member


Date:   June 24, 1998                   /s/  Harold Mulet
                                        --------------------------------
                                        Harold Mulet
                                        Committee Member

SERVICE MERCHANDISE COMPANY, INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE I - LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
   (a)                        (b)                                           (c)                     (d)                (e)
                                                         Description of investment
                 Identity of issue, borrower,    including maturity date, rate of interest,                          Current
                   lessor, or similar party          collateral, par or maturity value              Cost              value
   ---     ----------------------------------- ----------------------------------------------  --------------      -------------
    *      Service Merchandise Company, Inc.   Common stock - $.50 par value                    $ 14,903,446       $  5,577,632

    *      Service Merchandise Company, Inc.   Cash - common stock purchase not yet settled            7,130              7,130

    *      T. Rowe Price                       New Income Fund                                     9,839,303         10,022,754

    *      T. Rowe Price                       U.S. Treasury Fund                                 14,764,122         14,764,122

    *      T. Rowe Price                       Equity Income Fund                                 19,835,065         26,117,730

    *      T. Rowe Price                       Capital Appreciation Fund                           5,328,042          5,610,575

    *      T. Rowe Price                       Spectrum Growth Fund                                8,104,807          8,975,453

    *      T. Rowe Price                       Balanced Fund                                       3,860,673          4,836,653

           Participant notes receivable        Interest rates ranging from 7.0% to 12.5%           4,593,367          4,593,367
                                                                                                ------------       ------------
                 Total investments                                                              $ 81,235,955       $ 80,505,416
                                                                                                ============       ============
*Represents party-in-interest.

SERVICE MERCHANDISE COMPANY, INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE II - LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
          (a)                  (b)               (c)          (d)        (e)         (f)        (g)          (h)         (i)

                          Description of
                          asset (include                                                                   Current
                          interest rate                                            Expense                value of
                          and maturity                                             incurred               asset on
   Identity of party      in case              Purchase     Selling      Lease       with      Cost of   transaction   Net gain
       involved           of a loan)            price        price       rental   transaction   asset        date      or (loss)
---------------------- --------------------- ------------ ----------- ----------- ----------- ---------- ----------- ------------
Single transactions

None

Series of transactions

T. Rowe Price            New Income Fund      $1,690,781  $        -  $        -  $       -   $1,690,781  $1,690,781  $        -
T. Rowe Price            New Income Fund               -   2,501,600           -          -    2,513,654   2,501,600     (12,054)

T. Rowe Price            U.S. Treasury Fund    2,486,513           -           -          -    2,486,513   2,486,513           -
T. Rowe Price            U.S. Treasury Fund            -   4,181,895           -          -    4,181,895   4,181,895           -

T. Rowe Price            Equity Income Fund    6,051,796           -           -          -    6,051,796   6,051,796           -
T. Rowe Price            Equity Income Fund            -   3,747,380           -          -    2,850,600   3,747,380     896,780

T. Rowe Price            Spectrum Growth Fund  3,026,238           -           -          -    3,026,238   3,026,238           -
T. Rowe Price            Spectrum Growth Fund          -   1,871,638           -          -    1,569,574   1,871,638     302,064